FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2003
Commission File Number 1-31318

Gold Fields Limited
 (Translation of registrant’s name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Joint Announcement
Gold Fields Limited
AngloGold

Gold Fields sells mining block to
AngloGold for R315 million

Johannesburg 18 September 2003: Gold Fields Limited and AngloGold Limited announced jointly today that agreement had been reached on the sale of a portion of the Driefontein mining area from Gold Fields to AngloGold for a cash consideration of R315 million. The mining area is Block 1C11, located on the western boundary of Driefontein, and can be accessed from the adjacent TauTona mining operation of AngloGold. The sale which is subject to the suspensive condition that, to the extent necessary, the transaction is approved by the Competition Commission.

Speaking after the signing of the sale agreement at Gold Fields’ offices in Johannesburg today, Ian Cockerill, the chief executive officer of Gold Fields said: “We believe that this is not only a good deal at fair value for both companies, but a win-win situation for the local gold mining industry. It is yet another breakthrough in the removal of farm fences and is an example of working together to optimise the extraction of ore bodies.”

“The deal makes a lot of sense. For Gold Fields, it brings value forward and we shall use the cash from the deal to invest in our current operations for the benefit of all Gold Fields’ stakeholders,” said Cockerill.

Bobby Godsell, chief executive officer of AngloGold said today: “This deal is consistent with AngloGold’s value-adding growth strategy, adding low-cost gold production to an already high margin operation. We are also sure that this kind of transaction will lead to a more profitable and sustainable South African gold mining industry”.

Block 1C11 covers an area of 280,000 square metres. There are 1.4 million tons of reserves at a grade of 12.7 grams a ton. This should result in recoverable gold of 576,000 ounces. Driefontein would only have been able to mine this area in about 10 years time from Driefontein’s No 1 Tertiary Shaft System. TauTona, however, which is already mining adjacent to this block, will gain access to it towards the end of 2004.

ends

Enquiries:

Gold Fields Limited
Willie Jacobsz
Tel: +2711 644-2460
Cell:082 493-1377
williej@goldfields.co.za

Cheryl Martin
Tel: +303 796-8683
Cell: +303 601-1605
camartin@gfexpl.com

AngloGold Limited
Steven Lenahan
Tel: +2711 637 6248
Cell:083 308 2200
slenahan@anglogold.com

Charles Carter
Tel: 091 212 750 7999
Cell: 091 914 498 0333
cecarter@anglogold.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date:18 September 2003

	By:	Mr W J Jacobsz Name: Mr W J Jacobsz Title: Senior Vice President: Investor Relations and Corporate Affairs